UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 14, 2018

_____

In the Matter of

GenOn Energy, Inc. and
certain co-applicants
1601 Bryan Street, Suite 2200
Dallas, Texas 75201

File Nos. 022-29066 and 022-29066 -01 to
-32

_____

ORDER DECLARING THE APPLICATION
FOR QUALIFICATION OF THE TRUST
INDENTURE EFFECTIVE PURSUANT TO
SECTION 307(c) OF THE TRUST INDENTURE
ACT OF 1939, AS AMENDED

GenOn Energy, Inc. and certain co-applicants filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 9:00 am on December 14, 2018.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary